Exhibit 99.(m)(2)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Expense	Policy Fee + Per 1000 Charge	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	4,000.00	240.00	992.40	88.64	(27.29)	2,651.67
2	2,651.67	4,000.00	240.00	992.40	116.92	(49.97)	5,252.38
3	5,252.38	4,000.00	240.00	992.40	173.54	(72.07)	7,774.37
4	7,774.37	4,000.00	240.00	992.40	200.37	(93.63)	10,247.97
5	10,247.97	4,000.00	240.00	992.40	226.63	(114.78)	12,674.16

End of year 5 cash surrender value	12,674.16	minus	2,970.00	=	9,704.16

Surrender charge for a 45 year old male nonsmoker is $11.88 per 1000 of face amount (11.88 x 250 = 2,970.00)